SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Hotel Outsource Management International, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value
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(Title of Class of Securities)

44144E104
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(CUSIP Number)

Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York 10005
(212) 344-1600
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

CUSIP NO. 44144E104

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Avraham Bahry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
10,914,646

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER
10,914,646

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,914,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.72*

14	TYPE OF REPORTING PERSON*

IN
*Based on a total of 69,453,364 shares outstanding as of February 17, 2009

Item 1.                      Security and Issuer.

This Schedule 13D is filed on behalf of Avraham Bahry regarding to the $0.001 par value Common Stock ("Common Stock") issued by Hotel Outsource Management International, Inc. (referred to herein as "HOMI").

The principal executive offices of HOMI are located at 80 Wall Street, Suite 815, New York, New York 10005.

Item 2.                      Identity and Background.
(a) Avraham Bahry
(b) 1 Gan Hashikim Street, Savyon 56905, Israel
(c) Individual Investor
(d) None
(e) None
(f) Israel

Item 3.                      Source and Amount of Funds or Other Consideration.

The Reporting Person purchased shares in the Issuer's Rights Offering at $0.05 per share with personal funds. This offering closed on January 23, 2009. An outstanding shareholder loan by the Reporting Person was also converted by the Issuer into shares of the Issuer at $0.05 per share on February 2, 2009.

Item 4.                      Purpose of Transaction.

The shares of Common Stock of the Issuer to which this statement relates have been acquired by the Reporting Person for investment purposes. At this time, the Reporting Person has not formulated any plans or proposals which would result in the following:

(a) The acquisition of additional shares of the Issuer's Common Stock or disposition of any such shares;
(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Act; or
(j) Any action similar to any of those enumerated above.

Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

(a) As of February 17, 2009, the Reporting Person beneficially owned 10,914,646 shares (or approximately 15.72% of the outstanding shares) of HOMI Common Stock, which percentage is based on a total of 69,453,364 shares of Common Stock outstanding.

(b) The Reporting Person has the sole power (and no shared power) to vote or dispose or direct the disposing of shares owed by such reporting person.

(c) As of February 17, 2009, and within the prior 60-day period, the Reporting Person had engaged in the following transactions.

Date	Transaction	Price	# of Shares

01/23/2009	Purchase in Rights Offering	$0.05	2,893,808

02/02/2009	Conversion of Loan	$0.05	4,054,000

To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving HOMI equity securities had been engaged in by the Reporting Person.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.                      Material to be filed as Exhibits.

None

After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

/s/ Avraham Bahry
Avraham Bahry